UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 11-K

☒ Annual Report Pursuant To Section 15(d) Of
The Securities Exchange Act of 1934
For the fiscal year ended December 31, 2005

OR

☐ Transition Report Pursuant To Section 15(d) Of
The Securities Exchange Act of 1934
For the transition period from ________ to _________

Commission File Number 0-16093

(A) Full title of the plan and the address
of the plan, if different from that of
the issuer named below:

CONMED CORPORATION
Retirement Savings Plan

(B) Name of issuer of the securities held
pursuant to the plan and the address
of its principal executive office:

CONMED CORPORATION
525 French Road
Utica, New York 13502

 CONMED Corporation
Retirement Savings Plan
Index to Financial Statements
December 31, 2005 and 2004

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for
Benefits at December 31, 2005 and 2004	2

Statements of Changes in Net Assets Available for
Benefits for the Years Ended December 31, 2005 and 2004	3

Notes to Financial Statements	4-7

Supplemental Schedule: *

Schedule H, line 4i - Schedule of Assets (Held at End of Year) at
December 31, 2005	8-20

Signatures	21

*	All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
CONMED Corporation Retirement Savings Plan

We have audited the Statements of Net Assets Available for Benefits of CONMED Corporation Retirement Savings Plan as of December 31, 2005 and 2004, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the CONMED Corporation Retirement Savings Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully Submitted,

/s/	Insero & Company CPAs,P.C.
Certified Public Accountants

Rochester, New York
May 5, 2006

CONMED Corporation
Retirement Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

Assets	2005	2004
Investments
Mutual Funds	$53,116,832	$49,746,506
Common Collective Trust	9,877,519	11,902,863
Common Stock	4,973,577	6,239,092
Corporate Bonds	108,168	60,337
Money Market Funds	4,969,201	5,444,329
Participant Loans	2,212,996	1,952,617
Non-interest bearing cash	8,859	0

Total Investments	75,267,152	75,345,744

Receivables
Employee Contributions	38,521	189,093
Employer Contributions	13,328	66,825
Accrued Income	868	509

Total Receivables	52,717	256,427

Net Assets Available for Benefits	$75,319,869	$75,602,171

CONMED Corporation
Retirement Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Additions to net assets attributed to:
Investment income:
Interest and dividends	$2,688,845	$2,231,971
Net appreciation in fair
value of investments	525,461	4,310,091
Contributions:
Participants	7,563,932	7,025,367
Employer	2,028,051	1,913,803

Total Additions	12,806,289	15,481,232

Deductions from net assets attributed to:
Administrative expenses	50,117	38,804
Distributions to participants	13,038,474	6,301,511

Total Deductions	13,088,591	6,340,315

Net Increase(Decrease)	(282,302)	9,140,917

Net assets at beginning of year	75,602,171	66,461,254

Net Assets at End of Year	$75,319,869	$75,602,171

CONMED Corporation
Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2005 and 2004

1.	Establishment and Description of Plan

Effective January 1992, CONMED Corporation (the "Company") established the CONMED Corporation Retirement Savings Plan (the "Plan"). The Plan is a defined contribution plan covering all full-time employees of the Company and its subsidiaries who meet the service requirements set forth in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

Administration of the Plan

The Company serves as Plan Administrator with full power, authority and responsibility to control and manage the operation and administration of the Plan.

Contributions

A participant can contribute 1 to 50 percent of his or her annual compensation, as defined, up to the maximum annual limitations as provided by the Internal Revenue Code (“IRC”). The Company matches 50 percent of each participant's contribution up to a maximum of 6 percent of participant compensation. Forfeitures of terminated participants’ non-vested accounts are used to reduce employer contributions. Forfeitures reduced employer contributions by approximately $140,000 and $106,000 in 2005 and 2004, respectively.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution, (b) Plan earnings and (c) administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Each participant is immediately vested in his or her voluntary contributions plus earnings thereon. A participant becomes fully vested in the remainder of his or her account upon the completion of five years of service.

Investment Options

Participants are allowed to invest in a variety of investment choices as more fully described in the Plan literature. Participants may change their investment options on a daily basis.

Loans

A participant may obtain a loan between $500 and $50,000, limited to 50 percent of his or her vested account balance. Each loan bears interest at prime plus 1 percent and is secured by the balance in the participant's account. Repayment is required over a period not to exceed five years or up to fifteen years where the loan is for the purchase of a primary residence. Loan repayments are allocated among the investment options consistent with the participant's contribution investment election.

Payment of Benefits

Participants or their beneficiaries are eligible to receive benefits under the Plan upon normal retirement, death, total and permanent disability or

CONMED Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004

termination for any reason other than those previously mentioned. Benefits are payable in accordance with the Plan agreement.

Plan Termination

While the Company anticipates and believes that the Plan will continue, it reserves the right to discontinue the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2.	Significant Accounting Policies

Basis of Accounting

The accounts of the Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

Investments in common stock, debt securities and mutual funds are valued based upon quoted market prices in active markets. Investments in common collective trust funds are valued at the net asset value of securities held by the trust as determined by the investment manager. Cash, money market funds and participant loans are carried at cost which approximates market value.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation or depreciation on those investments. Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded as of the ex-dividend date.

Contributions

Participant contributions and matching employer contributions are recorded in the period during which the Company makes payroll deductions from the participants’ earnings.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Plan’s Sponsor as defined in the Plan document.

CONMED Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004

2.	Significant Accounting Policies (Continued)

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.	Income Tax Status

The trust established under the Plan to hold the Plan’s assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and, accordingly, the trust’s net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter, dated July 21, 2003, from the Internal Revenue Service. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the IRC.

4.	Investments

Fidelity Management Trust Company (“Fidelity”) is the trustee of the Plan. As trustee, Fidelity holds the Plan’s investment assets and executes investment transactions.

Investments representing 5 percent or more of the net assets available for plan benefits at December 31, 2005 and 2004 consist of the following:

CONMED Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004

4.	Investments (Continued)

	2005	2004
	Current	Current
	Value	Value

CONMED Corp. Common Stock	$ N/A*	$4,053,062
Fidelity Equity Income Fund	7,397,158	7,553,676
Fidelity Aggressive Growth Fund	7,495,095	7,954,778
Fidelity Retirement Money
Market Fund	3,814,378	3,902,766
Fidelity Managed Income
Portfolio Fund	9,877,519	11,902,863
Spartan U.S. Equity Index Fund	7,104,350	7,193,900
Fidelity Investment Grade
Bond Fund	3,878,747	4,378,851
Fidelity Puritan Fund	7,384,699	6,119,546
Fidelity Low-Priced Stock Fund	6,486,658	6,596,979

*CONMED Corp. Common Stock did not exceed 5% of the net assets available for plan benefits at December 31, 2005.

Net appreciation in the fair value of investments for the years ended December 31, 2005 and 2004 was as follows:

	2005	2004
Mutual funds	$1,289,218	$3,698,287
Common stocks	(763,757)	611,804
	$525,461	$4,310,091

5.	Transactions with Parties-in-Interest

As of December 31, 2005 and 2004, the Plan held certain securities issued by the Company as follows:

	December 31, 2005		December 31, 2004
	Number	Fair	Number	Fair
	of Shares	Value	of Shares	Value

CONMED Corp.
Common Stock	139,697	$3,304,531	142,613	$4,053,062

In addition, certain assets of the Plan are invested in funds managed by Fidelity. Fidelity is the trustee of the Plan and, therefore, is considered to be a party-in-interest.

CONMED Corporation
Retirement Savings Plan

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2005

		Fair
Identity of Issue/Description of Investment	Units	Value

FAM Value Fund**	66,573	$3,195,507
Fidelity Puritan Fund**	394,271	7,384,699
Fidelity Equity Income Fund**	140,151	7,397,158
Fidelity Investment Grade Bond Fund**	526,289	3,878,747
Fidelity Low-Priced Stock Fund**	158,831	6,486,658
Fidelity Aggressive Growth Fund**	421,073	7,495,095
Fidelity Capital Appreciation Fund**	25,619	643,035
Fidelity Diversified International Fund**	109,241	3,554,690
Legg Mason Value Trust Fund	4,892	364,317
Spartan U.S. Equity Index Fund**	160,877	7,104,350
Fidelity Managed Income Portfolio Fund**	9,877,519	9,877,519
CONMED Corporation Common Stock **	139,697	3,304,531
Held in Brokerage Link Account *	*	3,319,919
Fidelity Retirement Money Market Fund**	3,814,378	3,814,378
Fidelity Freedom Funds**	146,687	1,936,939
Needham Growth Fund	34,512	1,231,716
Interest Bearing Cash Accounts	253,578	253,578
Rainier Small/Mid Cap Fund	36,148	1,198,307
WFA Small Cap Value Z Fund	20,025	604,154
Participant loans, interest rates from 5.25% to
10.50% and maturities from 2006 to 2020		2,212,996
		$75,258,293

* See pages 9-20 for detail of assets held in the brokerage link account.
** Denotes party-in-interest

CONMED Corporation Retirement Savings Plan Schedule of Assets (Held at End of Year) Brokerage Link Account December 31, 2005

Security Description	Shares	Fair Value
AT&T INC COM	65	1,595
ACCLAIM ENTMT INC COM	201	1
ADVANCED MICRO DEVICES INC	500	15,300
ADVANCED VIRAL RESH CORP	9,900	693
AFRICAN PLATINUM PLC SHS	3,250	1,242
AGERE SYS INC COM	4	52
AKAMAI TECH NFS LLC	1,000	19,930
ALPINE US REAL ESTATE EQUITY	122	5,004
ALTRIA GROUP INC NFS LLC	40	2,989
ALVARION LTD	250	2,180
AMERICAN CAPITAL STRATEGIES	148	5,364
AMER CENTURY TARGET MATURITIES	502	26,164
AMERN HEALTHWAYS INC	350	15,838
AMGEN INC NFS LLC	100	7,886
AMYLIN PHARM INC	100	3,992
APOLLO GOLD CORP	3,000	720
APPLIED MATERIALS INC	20	359

CONMED Corporation Retirement Savings Plan Schedule of Assets (Held at End of Year) Brokerage Link Account December 31, 2005

Security Description	Shares	Fair Value
ARIAD PHARMACEUTICAL INC	1,000	5,850
AT HOME CORP SER A	41	0
ATMEL CORP NFS LLC	200	618
AU OPTRONICS CORP	327	4,908
AVAYA INC NFS LLC	16	171
BAXTER INTL INC	50	1,883
BECKMAN COULTER INC	200	11,380
BEMA GOLD CORP	1,300	3,783
BERKSHIRE HATHAWAY INC DEL CL B	3	8,807
BEST BUY INC	50	2,174
BEYOND CORP COM NEW	86	0
BIG SCREEN ENTMT GROUP INC	10	1
BIOGEN IDEC INC	200	9,056
BIOMIRA INC	100	140
BLUEFLY INC	300	336
BOSTON SCIENTIFIC	150	3,674
BRISTOL MYERS SQUIBB NFS LLC	11,523	264,799
BROADCOM CORP CL A	100	4,715
BROADVISION INC COM NEW NFS LLC	116	57
BUCKS CNTY BK 4.15% 9/12/07	20,000	19,736
BUILDING MATERIAL HOLDING CORP	300	20,463
CMGI INC FRMLY CMG	10,200	15,392

CONMED Corporation
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
Brokerage Link Account
December 31, 2005

Security Description	Shares	Fair Value
CALPINE CORP NFS LLC	10,000	2,080
CARDINAL HEALTH INC	35	2,406
CATALINA MKTG CORP	150	3,803
CATHAY BANCORP INC	180	6,469
CEPHEID	85	746
CHESAPEAKE ENERGY CORP	300	9,519
CHILMARK ENTMT GROUP INC	2,000	6
CISCO SYS INC NFS LLC	1,562	26,741
CITIGROUP INC	133	6,454
CITIGROUP INC GLBL SR NT	10,000	9,736
COEUR D ALENE MINES CORP	3,700	14,800
COHEN & STEERS INTL REALTY INC	3,186	42,309
COMCAST CORP NEW CL A	17	441
COMMERCE ONE INC DEL COM NEW	2,218	0
CORNING INC	575	11,305
CUSAC GOLD LTD FRMLY CUSAC GOLD	15,000	1,920
CYPRESS SEMICONDUCTOR CORP	175	2,494
DEEP WELL OIL & GAS INC	4,000	5,200
DELL INC	260	7,787
DEUTCHE TELEKOM A G SPON ADR	600	9,978
DEVON ENERGY CORP NEW	50	3,127
DIGITAL LIGHTWAVE INC	1,385	291

CONMED Corporation
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
Brokerage Link Account
December 31, 2005
Security Description	Shares	Fair Value
DIODES INC	450	13,973
DOVER DOWNS GAMING * ENTMT INC	70	991
DOVER MOTORSPORTS INC	100	611
DRDGOLD LTD SPON ADR	9,500	13,680
DREAMWORKS ANIMATION SKG INC	900	22,104
DREYFUS EMERGING LEADERS FUND	738	30,555
DREYFUS EMERGING MARKETS	481	10,397
EAGLE BROADBAND INC	400	36
EBAY INC	300	12,966
ECOLLEGE.COM	1,000	18,030
EDEN ENERGY CORP	1,000	2,050
EDULINK INC	30,000	0
EL PASO CORP	1,000	12,160
EMERSON OIL & GAS INC	20,000	280
ENERGY PARTNERS LTD COM	250	5,448
ENGLOBAL CORP COM	175	1,470
ENRON CORP	2,000	0
ETOYS INC	200	0
EVERGREEN SOLAR INC	400	4,260
EXODUS COMMUNICATIONS INC	400	0
EXPEDIA INC DEL COM	31	743
FALCON NAT GAS CORP	3,000	780
FAIRHOLME FUND	1,114	28,074

CONMED Corporation
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
Brokerage Link Account
December 31, 2005

Security Description	Shares	Fair Value
FIDELITY INTERNTL GROWTH & INCOME	108	3,430
FIDELITY CONVERTIBLE SECURITIES	279	6,275
FIDELITY FREEDOM 2010	1,095	15,391
FIDELITY FREEDOM 2020	518	7,620
FIDELITY GROWTH COMPANY	99	6,293
FIDELITY AGGRESSIVE GROWTH	349	6,220
FIDELITY BLUE CHIP GROWTH	82	3,551
FIDELITY DIVIDEND GROWTH	1,531	44,083
FIDELITY SELECT ENERGY	104	4,864
FIDELITY SELECT TECHNOLOGY	300	18,917
FIDELITY SELECT MEDICAL DELIVERY	91	4,939
FIDELITY SELECT BIOTECHNOLOGY	41	2,540
FIDELITY SELECT BROKERAGE & INVST MGT	72	4,964
FIDELITY CASH RESERVES	881,493	881,493
FIDELITY VALUE	167	12,689
FIDELITY CAPITAL & INCOME	5,103	42,716
FIDELITY CONTRAFUND	431	27,904
FIDELITY SHORT TERM BOND	1,249	11,068
FINISAR CORP	1,850	3,848
FIRST PETE & PIPELINE INC	16,000	176
FORD MTR CO DEL COM	20	156
FORDING CDN COAL TR UNIT	900	31,113
FORMFACTOR INC	145	3,542

CONMED Corporation
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
Brokerage Link Account
December 31, 2005
Security Description	Shares	Fair Value
FOWARD INDS II	1,200	10,680
FOUNDRY NETWORKS INC	500	6,905
FREESCALE SEMICONDUCTOR INC	23	579
GALAXY MINERALS INC	20,000	240
GAP INC	1,100	19,404
GENENTECH INC	25	2,313
GENERAL ELECTRIC CO	430	15,072
GENERAL MOTORS ACEP CORP	10,000	8,946
GENUITY INC CL A NEW	5	0
GLOBAL ENERGY GROUP INC	10,699	1,819
GOLDCORP INC NEW	300	6,684
GOOGLE INC	15	6,223
GROWTH FUND OF AMERICA CLASS A	385	11,887
HARBOR CAPITAL APPRECIATION	1,894	61,851
HARVARD SCIENTIFIC CO	100	0
HOME DEPOT INC	140	5,667
HUFFY CORP	2,000	0
HYDROGENICS CORP	500	1,565
IAC/INTERACTIVE CRP COM NEW	31	878
IBISES INTL INC NEW	1,000	15
INTEL CORP	1,380	34,445
INTELLISYNC CORP	1,000	5,160

CONMED Corporation
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
Brokerage Link Account
December 31, 2005
Security Description	Shares	Fair Value
INTERIORS INC CL A	5,000	0
INTL BUSINESS MACH	55	4,521
INTL SPEEDWAY CL A	100	4,790
INTERNET CAP GROUP INC	9	74
ISCO INTL INC	1,000	320
ISONICS CORP	200	360
JANUS OLYMPUS	93	3,042
JDS UNIPHASE CORP NFS LLC	3,647	8,607
JP MORGAN CHASE & CO	6	238
JABIL CIRCUIT INC	1,280	47,475
JOHNSON & JOHNSON	400	24,040
JUNIPER NETWORKS INC	175	3,903
KEITHLEY INSTRUMENTS INC	100	1,398
LEAR CORP	100	2,846
LEVEL 3 COMMUNICATIONS INC	100	287
LILLY ELI & CO	40	2,264
LUCENT TECH INC	18,000	47,880
MBNA CORP	300	8,145
MARVEL ENTMT INC	1,000	16,380
MARVELL TECHNOLOGY GRP LTD	75	4,207
MAVERICK TUBE CORP	200	7,972
MEDCO HEALTH SOLUTIONS INC	24	1,339

CONMED Corporation
Retirement Savings Plan
Schedule of Assets (Held at End of Year)
Brokerage Link Account
December 31, 2005
Security Description	Shares	Fair Value
MEDTRONIC INC	300	17,271
MERCK & CO INC	200	6,362
MERCK & CO INC NOTES	20,000	20,026
MERIDIAN BIOSCIENCE	600	12,084
MERIDIAN FUND	1,493	54,615
MERRILL LYNCH CO INC MTN BE	20,000	19,845
MERRILL LYNCH NTS	25,000	28,528
MICROSOFT CORP	506	13,232
MIRACLE ENTERTAINMENT INC	16,625	0
MIRAVANT MEDICAL TECHNOLOGY	536	99
MOTOROLA INC NOTES	10,000	11,116
MOTOROLA INC	393	8,878
NQL INC	1,000	1
NANOGEN INC	4,000	10,440
NANOPHASE TECH CORP	10	57
NASDAQ 100 TR UNIT SER 1	550	22,227
NAUTILUS GROUP INC COM	350	6,531
NEEDHAM GROWTH FUND	326	11,631
NEOWARE SYSTEMS INC	600	13,980
NETFLIX COM INC	1,200	32,472
NOKIA CORP ADR	550	10,065
NORTEL NETWORKS CORP NEW (HOLDING CO)	154	471
NORTHGATE EXPL LTD	1,000	1,830

CONMED Corporation Retirement Savings Plan Schedule of Assets (Held at End of Year) Brokerage Link Account December 31, 2005
Security Description	Shares	Fair Value
OCEANEERING INTL INC	200	9,956
ORACLE CORPORATION NFS LLC	550	6,716
PLX TECHNOLOGY INC	100	860
PACCAR INC	200	13,846
PACIFIC RIM MINING CORP	8,600	6,450
PAINCARE HLDGS INC	6,350	20,701
PARADIGM OIL & GAS INC	4,000	312
PARAFIN CORP	9,000	540
PARNASSUS EQUITY INCOME PORTFOLIO	3,147	75,589
PCCW LTD NEW	100	62
PETROQUEST ENERGY INC	500	4,140
PFIZER INC	500	11,660
POWERWAVE TECH INC	250	3,143
PRIMUS TELECOMMS GP	5	4
QUALCOMM INC NFS LLC	481	20,721
RAMBUS INC NFS LLC	1,240	20,076
RAYTHEON CO COM NEW	100	4,015
REALNETWORKS INC NFS LLC	600	4,656
S&P 500 DEPOSITORY RECEIPT	415	51,672

CONMED Corporation Retirement Savings Plan Schedule of Assets (Held at End of Year) Brokerage Link Account December 31, 2005
Security Description	Shares	Fair Value
SPSS INC	33	1,021
SAFESCRIPT PHARMACIES INC	2,000	0
ST PAUL COS INC	4	179
SAP AG SPON ADR	100	4,507
SHAMAN PHARMACEUTICALS INC	44,070	0
SHES GOT NETWORK INC	700	7
SILICON GRAPHICS INC	2,000	700
SILICON VALLEY RESEARCH INC	2,000	0
SILVERADO GOLD MINES LTD	9,998	520
SILVER STAR ENERGY INC COM	1,250	275
SIRIUS SATELLITE RADIO INC	6,600	44,220
SMART TEK SOLUTIONS INC COM	25,200	4,536
SOUTHWESTERN ENERGY	800	28,752
SPARTAN US EQUITY INDEX	95	4,189
SPRINT CORP (FON GROUP)	25	584

CONMED Corporation Retirement Savings Plan Schedule of Assets (Held at End of Year) Brokerage Link Account December 31, 2005
Security Description	Shares	Fair Value
SUN MICROSYSTEMS INC NFS LLC	310	1,299
SUPERCONDUCTOR TECHNOLOGIES INC	90	39
TEXAS INSTRUMENTS INC	500	16,035
3COM CORP NFS LLC	1,005	3,618
3M COMPANY	6	465
TIME WARNER INC	396	6,906
TYCO INTL LTD NEW	140	4,040
UNITED PARCEL SVC INC	120	9,018
UNITEDHEALTH GROUP	75	4,661
US GOLD SHARES	2,116	22,645
VA LINUX SYS INC	150	267
VERIZON COMMUNICATIONS	200	6,024
VERIZON PENN NOTES	10,000	9,971
VAN ECK INT’L INVESTORS GOLD	339	4,186
VERTICAL COMPUTER SYSTEM INC	1,000	6
VIRAGEN INC	100	45

CONMED Corporation Retirement Savings Plan Schedule of Assets (Held at End of Year) Brokerage Link Account December 31, 2005
Security Description	Shares	Fair Value
WAL-MART STORES INC	390	18,957
WANNIGAN CAP CORP	14	2
WANNINGAN MINING CORP RESTRICTED	4	0
WASATCH HOISINGTON US TREAS	1,771	25,857
WAVE SYSTEMS CORP CL A	139	95
WELLS FARGO & CO NEW	200	12,566
WESTERN DIGITAL CORP	1,000	18,610
WHOLE FOODS MKT INC	200	15,478
WIND RIV SYS INC NFS LLC	100	1,477
WORLDCOM INC GA NEW WORLDCOM GROUP COM	20,390	0
WORLDCOM INC GA (MCI GROUP)	72	0
WRIGHT MED GROUP INC	1,000	20,400
XO COMMUNICATIONS IN C CL-A	5,000	0
XYBERHAUT CORP	200	9
XCELERA.COM INC ISIN	100	20
YAHOO INC NFS LLC	123	4,819
ZHONE TECHNOLOGIES INC NEW COM	2,523	5,349
ZIMMER HLDGS INC	1,379	93,000
TOTAL ACCOUNT MARKET VALUE		$3,319,919

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

CONMED CORPORATION
Retirement Savings Plan

By:	/s/ Robert D. Shallish, Jr.
Robert D. Shallish, Jr.
Vice President - Finance and
Chief Financial Officer
CONMED Corporation

Date: June 26, 2006